Jacobo Díaz García
Director Financiero

RECEIVED

2007 NOV 27 A 1:19

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

07028178

SUPPL

November ,19th 2007

Dear Sirs,

Please find enclosed the communication we have made this morning to the Spanish Stock Exchange Regulator (CNMV) regarding the agreement that Credit Agricole S.A. has reached with a group of investors represented by Mr. Ramchand Bhavnani to acquire a 14.99 per cent stake in Bankinter . This information is forwarded for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Yours sincerely,

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Gloria Ortiz
Head of Investor Relations
P.O.

11/27

If you need further information about us visit:
https://www.ebankinter.com/webcorporativa

Bankinter S.A.

HECHO RELEVANTE

Se comunica al mercado y a la Comisión Nacional del Mercado de Valores que ayer domingo 18 de noviembre de 2007, se recibió una comunicación del accionista y consejero Sr. Ramchad Bhawnani Wadhumal, dirigida al presidente de esta entidad, en la que se indica que con esa misma fecha ha celebrado un contrato de compraventa de las acciones representativas del capital social que controla directa e indirectamente siendo el comprador la entidad CREDIT AGRICOLE S.A.

El contrato está sujeto a la condición suspensiva consistente en la aprobación o no oposición del Banco de España. La comunicación señala también que al estar perfeccionado el contrato pero pendiente de la condición suspensiva citada, no hay alteración en la situación actual en cuanto a los derechos de voto. No obstante, añade la comunicación, cuando el contrato se ejecute, una vez cumplida la condición, los derechos de voto del Sr. Bhawnani quedarán reducidos a cero al tener por objeto la compraventa la totalidad de las acciones que hasta ahora ha controlado directa o indirectamente.

El consejero por último, dimite de su puesto en el Consejo de Administración con efectos inmediatos.

Bankinter S.A.

END